82-1094

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS:


SEC MAIL PROCESSING
RECEIVED
DEC 15 2003
WASH. D.C.
181
SECTION

Name of Issuer	NUSTAR RESOURCES INC.
Issuer Address	#203, 1318 - 56th Street, Delta, BC, V4L 2A4
Issuer Telephone Number	604-943-3083
Contact Person	Jim McLeod
Contact Position	President
Contact Telephone Number	604-943-3083
Contact Email Address	N/A
Web Site Address	N/A
For Quarter Ended	September 30, 2003
Date of Report (yy/mm/dd)	03/11/17


03045309

SUPPL

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

[signature]	03/11/25
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
[signature]	2003/11/25
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

Dlw 1/5

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

NOTICE TO READER

We have compiled the balance sheet of Nustar Resources Inc. as at September 30, 2003, the statement of operations and deficit, the statement of cash flows and the schedule of deferred exploration and development costs for the three months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.



CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
November 17, 2003

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

NUSTAR RESOURCES INC.
BALANCE SHEET
SEPTEMBER 30, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for June 30, 2003)

	September 30, 2003	June 30, 2003
ASSETS		
Current Assets		
Cash	$ 7,022	$ 443
Accounts receivable	1,106	1,091
Mineral exploration tax credit recoverable	11,578	11,333
Prepaid expenses	848	1,375
Deferred share issue costs	10,000	-
	30,554	14,242
Term Deposit	2,000	2,000
Reclamation Bond	2,500	2,500
Property, Plant and Equipment	471	503
Mineral Properties, including deferred costs (Note 2)	416,349	363,303
	$ 451,874	$ 382,548
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 30,354	$ 9,513
Due to related parties	112,671	97,925
	143,025	107,438
SHAREHOLDERS' EQUITY		
Share Capital (Note 3)	2,962,302	2,937,302
Share Subscription Advances	16,426	357
Contributed Surplus	6,157	6,157
Deficit	(2,676,036)	(2,668,706)
	308,849	275,110
	$ 451,874	$ 382,548

Approved on Behalf of the Board:



Director



Director

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended September 30, 2002)

	2003	2002
ADMINISTRATION COSTS:		
Accounting and audit	$ 1,500	$ 2,100
Amortization	32	44
Bank charges and interest	75	215
Office and telephone	1,312	2,475
Promotion	100	1,059
Rent	1,500	1,500
Stock exchange filing fees	638	487
Transfer agent	921	696
Travel	1,268	634
	7,346	9,210
Interest income	(16)	(28)
NET LOSS FOR THE PERIOD	7,330	9,182
DEFICIT AT BEGINNING OF PERIOD	2,668,706	2,635,536
DEFICIT AT END OF PERIOD	$ 2,676,036	$ 2,644,718
Loss per share	$ (0.00)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended September 30, 2002)

	2003	2002
OPERATING ACTIVITIES:		
Net loss for the period	$ (7,330)	$ (9,182)
Adjustment:		
Amortization	32	44
	(7,298)	(9,138)
Changes in non-cash working capital items:		
Accounts receivable	(15)	(387)
Prepaid expenses	527	437
Deferred share issue costs	(10,000)	-
Accounts payable and accrued liabilities	20,841	(1,090)
Due to related parties	14,746	19,715
	18,801	9,537
FINANCING ACTIVITIES:		
Issue of share capital for cash	25,000	15,000
Share subscription advances	16,069	17,356
	41,069	32,356
INVESTING ACTIVITIES:		
Acquisition costs of mineral properties	-	(1,500)
Deferred exploration and development costs	(53,291)	(38,267)
	(53,291)	(39,767)
INCREASE IN CASH	6,579	2,126
CASH AT BEGINNING OF PERIOD	443	550
CASH AT END OF PERIOD	$ 7,022	$ 2,676

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended September 30, 2002)

	2003				
	Copper Mountain Claims	Cube Claims	Lisa and Christmas Claims	Chu Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ -	$ -	$ 489	$ -	$ 489
Drafting	-	-	-	200	200
Drilling	-	-	24,000	-	24,000
Equipment rental and supplies	-	-	35	-	35
Field office	-	-	18	46	64
Geological consulting	-	-	12,400	8,600	21,000
Recording fees	-	-	290	40	330
Travel, accommodation and meals	468	-	4,561	2,144	7,173
	468	-	41,793	11,030	53,291
Mineral exploration tax credit	-	-	(105)	(140)	(245)
Total Costs Incurred During the Period	468	-	41,688	10,890	53,046
BALANCE, BEGINNING OF PERIOD	212,846	8,685	34,772	-	256,303
BALANCE, END OF PERIOD	$ 213,314	$ 8,685	$ 76,460	$ 10,890	$ 309,349

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended September 30, 2002)

	2002				
	Copper Mountain Claims	Camacho-La Leona	Cube Claims	Lisa and Christmas Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ -	$ -	$ -	$ 496	$ 496
Drafting	-	-	-	-	-
Drilling	15,300	-	-	19,800	35,100
Equipment rental and supplies	-	-	-	459	459
Field office	235	-	-	-	235
Geological consulting	-	-	-	-	-
Recording fees	-	-	-	-	-
Travel, accommodation and meals	764	-	-	1,212	1,976
	16,299	-	-	21,967	38,266
Mineral exploration tax credit	(3,060)	-	-	(191)	(3,251)
Total Costs Incurred During the Period	13,239	-	-	21,776	35,015
BALANCE, BEGINNING OF PERIOD	188,039	-	3,911	1,350	193,300
BALANCE, END OF PERIOD	$ 201,278	$ -	$ 3,911	$ 23,126	$ 228,315

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nustar Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in acquisition, exploration and development of mineral claims located in Canada.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended June 30, 2003, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual audited financial statements.

2. MINERAL PROPERTIES

	September 30, 2003		
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 213,314	$ 233,314
b. Cube Claims	27,500	8,685	36,185
c. Lisa and Christmas South Claims	25,000	76,460	101,460
d. Chu Claims	34,500	10,890	45,390
	$ 107,000	$ 309,349	$ 416,349

	June 30, 2003		
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 212,846	$ 232,846
b. Cube Claims	27,500	8,685	36,185
c. Lisa and Christmas South Claims	25,000	34,772	59,772
d. Chu Claims	34,500	-	34,500
	$ 107,000	$ 256,303	$ 363,303

2. MINERAL PROPERTIES (CONT'D)

a. Copper Mountain Syndicate, British Columbia

By a Letter of Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in fourteen (14) mineral claims located in the Similkameen Mining Division of British Columbia for consideration of:

- $5,000 cash (paid); and
- 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

b. Cube Claims, British Columbia

By an Agreement dated July 2, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in six (6) mineral claims located in the Nicola Mining Division of British Columbia for consideration of:

- $5,000 cash (paid); and
- 250,000 shares of the Company's capital stock (issued at a price of $0.09 per share).

c. Lisa and Christmas South Claims, British Columbia

By an Agreement dated March 15, 2002, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in two (2) mineral claims located in the Cariboo Mining Division of British Columbia for consideration of:

- $10,000 cash as follows:
  - $5,000 cash on or before June 30, 2002 (paid);
  - $5,000 cash on or before December 31, 2002 (paid); and
- 250,000 shares of the Company's capital stock (issued at a price of $0.06 per share).

d. Chu Claims

By an option agreement dated April 28, 2003, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in four (4) mineral claims located in the Omineca Mining Division of British Columbia for consideration of:

- Cash payments totaling $25,000 as follows:
  - $5,000 on or before April 22, 2003 (paid); and
  - $20,000 within twenty-five days of regulatory acceptance (paid).
- Issuance of 100,000 shares of the Company's capital stock within fifteen days of regulatory acceptance (issued at a price of $0.095 per share).

3. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	September 30, 2003		June 30, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	9,967,733	2,937,302	6,602,510	2,601,280
Shares issued for:				
Cash	250,000	25,000	1,753,725	175,372
Debt	-	-	1,511,498	151,150
Mineral properties	-	-	100,000	9,500
Balance, end of period/year	10,217,733	2,962,302	9,967,733	2,937,302

Transactions for the Issue of Share Capital
During the Period Ended September 30, 2003:

The Company issued 250,000 shares at a price of $0.10 per share for a total consideration of $25,000 for the exercise of warrants.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,360,502. Options granted under the Plan can have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares on the grant date.

A summary of the status of the Company's outstanding stock options as of September 30, 2003 and June 30, 2003 and changes during the period/year then ended is as follows:

	September 30, 2003		June 30, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	51,241	$ 0.10	604,966	$ 0.10
Granted	-	-	-	-
Exercised	-	-	(553,725)	(0.10)
Forfeited/cancelled	-	-	-	-
Options outstanding, end of period/year	51,241	$ 0.10	51,241	$ 0.10

3. SHARE CAPITAL (CONT'D)

At September 30, 2003, the Company had outstanding stock options exercisable to acquire 51,241 shares at a price of $0.10 per share on or before May 27, 2004.

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2003:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10	51,241	0.66	0.10

Warrants

As at September 30, 2003, the Company had outstanding share purchase warrants exercisable to acquire 750,000 shares at a price of $0.10 per share on or before February 5, 2005.

4. RELATED PARTY TRANSACTIONS

a. Exploration and development costs totalling $25,728 (2002 - $19,800) were incurred with the President of the Company.

b. Rent of $1,500 (2002 - $1,500) was incurred with a firm controlled by a Director of the Company.

The transactions above have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

NUSTAR RESOURCES INC.
SEPTEMBER 30, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 4 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $27,228 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED SEPTEMBER 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Sept. 4/03	Common Shares	Exercise of Warrants	250,000	$0.10	$ 25,000	Cash	Nil

B. OPTIONS GRANTED DURING PERIOD ENDED SEPTEMBER 30, 2003:

NIL

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2003:

Authorized share capital - 100,000,000 shares without par value.

A total 10,217,733 shares have been issued for a total of $2,962,302.

NUSTAR RESOURCES INC.
SEPTEMBER 30, 2003

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	51,241	$0.10	May 27, 2004
Warrants	750,000	$0.10	February 5, 2005

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2003:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 17, 2003:

J.W. McLeod	President/Director
J.A. McLeod	Secretary/Director
W. Bradley	Director
L.J. Manning	Director
H.J. Hodge	Director

NUSTAR RESOURCES INC.
SEPTEMBER 30, 2003

During the first quarter the Company did not employ an investor relations party.

No management fees have been paid during the first quarter ending September 30, 2003.

During the quarter the Company carried-out considerable business related to assessment reporting on the work programs carried out during 2003 at two of its projects:

1) Christmas Lake Gold - a pyrite host within a quartz stockwork has been encountered carrying anomalous gold values in two drill holes completed by the Company during 2003. Further drilling is planned.

And

2) Chu Molybdenite – a molybdenum, copper, tungsten bearing quartz stockwork porphyry. A drilling program has been recommended by the Company's independent geological consultant.

The Company is busy trying to arrange finances to carryout these projects.

82-1094

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedule B & C


RECEIVED
DEC 15 2003
181
SECTION

ISSUER DETAILS:

Name of Issuer	NUSTAR RESOURCES INC.
Issuer Address	#203, 1318 - 56th Street, Delta, BC, V4L 2A4
Issuer Telephone Number	604-943-3083
Contact Person	Jim McLeod
Contact Position	President
Contact Telephone Number	604-943-3083
Contact Email Address	jimmcleod@nustarresources.com
Web Site Address	www.nustarresources.com
For Quarter Ended	June 30, 2003
Date of Report (yy/mm/dd)	03/10/28

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"J.W. McLeod"	03/11/17
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"J.A. McLeod"	03/11/17
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

NUSTAR RESOURCES INC.

FINANCIAL STATEMENTS

JUNE 30, 2003

(JUNE 30, 2002)

NUSTAR RESOURCES INC.

INDEX TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(JUNE 30, 2002)

CONTENTS	**PAGE**

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

AUDITORS' REPORT

To the Shareholders of
Nustar Resources Inc.

We have audited the balance sheets of Nustar Resources Inc. as at June 30, 2003 and June 30, 2002, the statements of operations and deficit, the statements of cash flows, and the schedules of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and June 30, 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
October 28, 2003

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

NUSTAR RESOURCES INC.
BALANCE SHEET
JUNE 30, 2003
(With comparative audited figures for June 30, 2002)

	2003	2002
ASSETS		
Current Assets		
Cash	$ 443	$ 550
Accounts receivable	1,091	1,721
Mineral exploration tax credit recoverable	11,333	4,210
Prepaid expenses	1,375	875
	14,242	7,356
Term Deposit	2,000	2,000
Reclamation Bond	2,500	-
Property, Plant and Equipment (Notes 2 and 4)	503	676
Mineral Properties, including deferred costs (Notes 2 and 5)	363,303	258,300
Incorporation Costs	-	950
	$ 382,548	$ 269,282
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 9,513	$ 49,534
Due to related parties (Note 6)	97,925	247,847
	107,438	297,381
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 7)	2,937,302	2,601,280
Share Subscription Advances	357	-
Contributed Surplus	6,157	6,157
Deficit	(2,668,706)	(2,635,536)
	275,110	(28,099)
	$ 382,548	$ 269,282

Approved on Behalf of the Board:

"J.W. McLeod"
Director

"J.A. McLeod"
Director

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED JUNE 30, 2003
(With comparative audited figures for the year ended June 30, 2002)

	2003	2002
ADMINISTRATION COSTS:		
Accounting and audit	$ 10,550	$ 7,806
Amortization	173	236
Bank charges and interest	1,188	395
Legal fees	2,269	-
Management fees	-	30,000
Office and telephone	16,848	8,029
Promotion	10,612	3,100
Rent	6,000	6,000
Stock exchange filing fees	7,436	8,145
Transfer agent	6,238	3,672
Travel	-	4,937
	61,314	72,320
Interest income	(94)	(113)
LOSS BEFORE OTHER ITEMS	61,220	72,207
OTHER ITEMS:		
Gain on settlement of debt	(29,000)	-
Loss on write-off of incorporation costs	950	-
Loss on write-off of mineral properties	-	189,322
NET LOSS FOR THE YEAR	33,170	261,529
DEFICIT AT BEGINNING OF YEAR	2,635,536	2,374,007
DEFICIT AT END OF YEAR	$ 2,668,706	$ 2,635,536
Loss per share	$ (0.00)	$ (0.05)

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003
(With comparative audited figures for the year ended June 30, 2002)

	2003	2002
OPERATING ACTIVITIES:		
Net loss for the year	$ (33,170)	$ (261,529)
Adjustments:		
Amortization	173	236
Gain on settlement of debt	(29,000)	-
Loss on write-off of incorporation costs	950	-
Loss on write-off of mineral properties	-	189,322
	(61,047)	(71,971)
Changes in non-cash working capital items:		
Accounts receivable	630	(1,066)
Prepaid expenses	(500)	4,993
Share subscription receivable	-	9,640
Accounts payable and accrued liabilities	(7,521)	891
Due to related parties	(2,272)	32,285
	(70,710)	(25,228)
FINANCING ACTIVITIES:		
Issue of share capital for cash	175,372	170,284
Share subscription advances	357	-
	175,729	170,284
INVESTING ACTIVITIES:		
Acquisition of reclamation bond	(2,500)	-
Acquisition costs of mineral properties	(32,500)	(55,736)
Deferred exploration and development costs, net of mineral exploration tax credit	(70,126)	(89,079)
	(105,126)	(144,815)
INCREASE (DECREASE) IN CASH	(107)	241
CASH AT BEGINNING OF YEAR	550	309
CASH AT END OF YEAR	$ 443	$ 550

SUPPLEMENTAL CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED JUNE 30, 2003
(With comparative audited figures for the year ended June 30, 2002)

	2003				
	Copper Mountain Syndicate	Cube Claims	Lisa and Christmas South Claims	Chu Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ 468	$ 296	$ 882	$ -	$ 1,646
Drafting	680	273	203	-	1,156
Drilling	25,620	5,000	-	-	30,620
Equipment rental and supplies	95	-	639	-	734
Field examination	5,260	-	28,195	-	33,455
Field office	235	-	-	-	235
Labour	-	-	-	-	-
Recording fees	280	-	220	-	500
Reports	1,750	-	-	-	1,750
Surveys	-	-	-	-	-
Travel, accommodation and meals	2,742	260	3,628	-	6,630
	37,130	5,829	33,767	-	76,726
Cost recoveries	-	-	(6,600)	-	(6,600)
Mineral exploration tax credit	(5,723)	(1,055)	(345)	-	(7,123)
Total Costs Incurred During the Year	31,407	4,774	26,822	-	63,003
BALANCE, BEGINNING OF YEAR	188,039	3,911	1,350	-	193,300
	219,446	8,685	28,172	-	256,303
Write-off of costs	-	-	-	-	-
BALANCE, END OF YEAR	$ 219,446	$ 8,685	$ 28,172	$ -	$ 256,303

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED JUNE 30, 2003
(With comparative audited figures for the year ended June 30, 2002)

	2002				
	Copper Mountain Syndicate	Cube Claims	Lisa and Christmas South Claims	Camacho-La Leona	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ -	$ -	$ -	$ 74	$ 74
Drafting	-	-	-	237	237
Drilling	10,612	-	-	37,943	48,555
Equipment rental and supplies	199	-	-	2,482	2,681
Field examination	-	-	-	-	-
Field office	-	-	10	663	673
Labour	-	-	-	1,567	1,567
Recording fees	-	-	-	-	-
Reports	-	-	-	-	-
Surveys	5,700	3,911	41	-	9,652
Travel, accommodation and meals	3,973	-	1,299	20,370	25,642
	20,484	3,911	1,350	63,336	89,081
Cost recoveries	-	-	-	-	-
Mineral exploration tax credit	1,045	-	-	-	1,045
Total Costs Incurred During the Year	21,529	3,911	1,350	63,336	90,126
BALANCE, BEGINNING OF YEAR	166,510	-	-	24,986	191,496
	188,039	3,911	1,350	88,322	281,622
Write-off of costs	-	-	-	(88,322)	(88,322)
BALANCE, END OF YEAR	$ 188,039	$ 3,911	$ 1,350	$ -	$ 193,300

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003
(JUNE 30, 2002)

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Nustar Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient debt restructuring plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital deficiencies as at the following dates:

Date	Deficit	Working Capital Deficiency
June 30, 2003	$ 2,668,706	$ (93,196)
June 30, 2002	$ 2,635,536	$ (290,025)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

b. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company, and accordingly, are accounted for on a cash basis.

c. Values

The amounts shown for the mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

d. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

	Rate
Computer equipment	30%
Office furniture and equipment	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

e. Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

f. Stock-based Compensation

The Company has a formal incentive stock option plan which is described in Note 7.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" to be applied prospectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

f. Stock-based Compensation (Cont'd)

Under the new recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all awards granted to employees, but only requires the use of a fair-value method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. The Company continues to account for stock options granted to employees by the settlement method whereby consideration paid to the Company on the exercise of stock options is recorded as share capital at the time of exercise.

g. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development, and administration costs at the period average in which the transaction occurred.

h. Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, term deposit, reclamation bond, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Computer equipment	$ 3,075	$ 2,814	$ 261	$ 373
Office furniture and equipment	1,941	1,699	242	303
	$ 5,016	$ 4,513	$ 503	$ 676

5. MINERAL PROPERTIES

	2003			
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Write-Down Of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 219,446	$ -	$ 239,446
b. Cube Claims	27,500	8,685	-	36,185
c. Lisa and Christmas South Claims	25,000	28,172	-	53,172
d. Chu Claims	34,500	-	-	34,500
e. Camacho-La Leona, Mexico	-	-	-	-
	$ 107,000	$ 256,303	$ -	$ 363,303

	2002			
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Write-Down Of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 188,039	$ -	$ 208,039
b. Cube Claims	27,500	3,911	-	31,411
c. Lisa and Christmas South Claims	17,500	1,350	-	18,850
d. Chu Claims	-	-	-	-
e. Camacho-La Leona, Mexico	101,000	88,322	(189,322)	-
	$ 166,000	$ 281,622	$ (189,322)	$ 258,300



5. MINERAL PROPERTIES (CONT'D)

a. Copper Mountain Syndicate, British Columbia

By a Letter of Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in fourteen (14) mineral claims located in the Similkameen Mining Division of British Columbia for consideration of:

- $5,000 cash (paid); and
- 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

b. Cube Claims, British Columbia

By an Agreement dated July 2, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in six (6) mineral claims located in the Nicola Mining Division of British Columbia for consideration of:

- $5,000 cash (paid); and
- 250,000 shares of the Company's capital stock (issued at a price of $0.09 per share).

c. Lisa and Christmas South Claims, British Columbia

By an Agreement dated March 15, 2002, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in two (2) mineral claims located in the Cariboo Mining Division of British Columbia for consideration of:

- $10,000 cash as follows:
  - $5,000 cash on or before June 30, 2002 (paid);
  - $5,000 cash on or before December 31, 2002 (paid); and
- 250,000 shares of the Company's capital stock (issued at a price of $0.06 per share).

d. Chu Claims

By an option agreement dated April 28, 2003, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in four (4) mineral claims located in the Omineca Mining Division of British Columbia for consideration of:

- Cash payments totaling $25,000 as follows:
  - $5,000 on or before April 22, 2003 (paid); and
  - $20,000 within twenty-five days of regulatory acceptance (paid).
- Issuance of 100,000 shares of the Company's capital stock within fifteen days of regulatory acceptance (issued at a price of $0.095 per share).



5. MINERAL PROPERTIES (CONT'D)

e. Camacho-La Leona, Zacatecas, Mexico

By a letter Agreement dated June 14, 1999 (amended October 1, 2001), the Company acquired a 100% interest in six (6) exploration concessions (subject to a 5% net smelter returns royalty) located in Mazapil, Zacatecas, Mexico for consideration of:

- US$35,000 paid to June 30, 2001 (paid);
- US$20,000 on or before November 1, 2001 (paid);
- US$10,000 on or before January 1, 2002 (paid) and US$10,000 on or before the beginning of every two (2) months thereafter until March 1, 2003 when a total of US$100,000 will have been paid; and
- US$500,000 on or before April 1, 2003 (or US$100,000 per year plus interest at the rate of 15% per annum, paid in advance).

During the year ended June 30, 2002, the management of the Company resolved to abandon this project, and accordingly, the related capitalized costs were written-off to deficit.

6. DUE TO RELATED PARTIES

Amounts due to the President, a corporation controlled by a Director, and former Directors of the Company are unsecured, accrue no interest and have no fixed terms of repayment.

7. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2003		2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	6,602,510	2,601,280	4,399,672	2,393,496
Shares issued for:				
Cash	1,753,725	175,372	1,702,838	170,284
Debt	1,511,498	151,150	-	-
Mineral properties	100,000	9,500	500,000	37,500
Balance, end of year	9,967,733	2,937,302	6,602,510	2,601,280

7. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
During the Year Ended June 30, 2003:

a. The Company issued 200,000 shares at a price of $0.10 per share for the exercise of share purchase warrants for a total consideration of $20,000.

b. The Company issued 553,725 shares at a price of $0.10 per share for the exercise of options for a total consideration of $55,372.

c. The Company issued 1,511,498 shares at a price of $0.10 per share to settle debts totalling $151,150.

d. The Company completed a private placement financing consisting of 1,000,000 units at a price of $0.10 per unit for a total consideration of $100,000. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.10 per share on or before February 5, 2005.

e. The Company issued 100,000 shares at a price of $0.095 per share for the acquisition of the Chu Claims, as described in Note 5d.

During the Year Ended June 30, 2002:

a. The Company issued 302,838 shares at a price of $0.10 per share for the exercise of stock options for a total consideration of $30,284.

b. The Company issued 600,000 shares at a price of $0.10 per share for the exercise of warrants for a total consideration of $60,000.

c. The Company completed a Private Placement financing consisting of 800,000 units issued at a price of $0.10 per unit for a total consideration of $80,000. Each unit consisted of one (1) share and one (1) share purchase warrant. Each share purchase warrant was exercisable to acquire one (1) additional share at a price of $0.10 per share on or before November 5, 2002.

d. The Company issued 250,000 shares at a price of $0.09 per share for the acquisition of the Cube Claims described in Note 5b.

e. The Company issued 250,000 shares at a price of $0.06 per share for the acquisition of the Lisa and Christmas South Claims described in Note 5c.

7. SHARE CAPITAL (CONT'D)

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,360,502. Options granted under the Plan can have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares on the grant date.

A summary of the status of the Company's outstanding stock options as of June 30, 2003 and 2002 and changes during the years then ended is as follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	604,966	$ 0.10	429,967	$ 0.10
Granted	-	-	604,966	0.10
Exercised	(553,725)	(0.10)	(302,838)	(0.10)
Forfeited/cancelled	-	-	(127,129)	(0.10)
Options outstanding, end of year	51,241	$ 0.10	604,966	$ 0.10

At June 30, 2003, the Company had outstanding stock options to acquire 51,241 shares at a price of $0.10 per share on or before May 27, 2004.

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2003:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10	51,241	0.91	0.10

Warrants

As at June 30, 2003, the Company had outstanding share purchase warrants exercisable to acquire 1,000,000 shares at a price of $0.10 per share on or before February 5, 2005. (250,000 of these warrants were subsequently exercised).

8. RELATED PARTY TRANSACTIONS

a. Management fees of $Nil (2002 - $30,000) and exploration and development costs totalling $7,651 (2002 - $13,280) were incurred with the President of the Company.

b. Rent of $6,000 (2002 - $6,000) and exploration and developments costs totalling $28,195 (2002 - $11,478) were paid to a corporation controlled by a Director of the Company.

c. Office expenses of $Nil (2002 - $1,000) were paid to a relative of the President of the Company.

The transactions above have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

9. CORPORATE INCOME TAX

The Company has certain resource related deductions and other losses which are available to be offset against future income in Canada. The benefits of these losses and deductions are not reflected in these financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the tax provision in the year realized.

10. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended June 30, 2003 as follows:

	2003	2002
Non-cash financing activities:		
Issue of share capital for mineral properties	$ 9,500	$ 37,500
Issue of share capital for debt	151,150	-
	$ 160,650	$ 37,500
Non-cash investing activities:		
Acquisition costs of mineral properties	$ (9,500)	$ (37,500)

NUSTAR RESOURCES INC.
JUNE 30, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 8 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $41,846 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING YEAR ENDED JUNE 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Sept. 19/02	Common Shares	Exercise of Warrants	150,000	$0.10	$ 15,000	Cash	Nil
Nov. 4/02	Common Shares	Exercise of Warrants	50,000	$0.10	$ 5,000	Cash	Nil
Nov. 28/02	Common Shares	Exercise of Options	250,000	$0.10	$ 25,000	Cash	Nil
Feb. 17/03	Common Shares	Debt Settlement	1,511,498	$0.10	$ 151,150	N/A	Nil
Mar. 1/03	Common Shares	Exercise of Options	303,725	$0.10	$ 30,372	Cash	Nil
Apr. 16/03	Common Shares	Private Placement	1,000,000	$0.10	$ 100,000	Cash	Nil
June 20/03	Common Shares	Property Acquisition	100,000	$0.095	$ 9,500	Mineral Property	Nil

B. OPTIONS GRANTED DURING YEAR ENDED JUNE 30, 2003:

NIL

NUSTAR RESOURCES INC.
JUNE 30, 2003

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2003:

Authorized share capital - 100,000,000 shares without par value.

A total of 9,967,733 shares have been issued for a total of $2,937,302.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JUNE 30, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	51,241	$0.10	May 27, 2004
Warrants	1,000,000	$0.10	February 5, 2005

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2003:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 28, 2003:

J.W. McLeod	President/Director
J.A. McLeod	Secretary/Director
W. Bradley	Director
L.J. Manning	Director
H.J. Hodge	Director

NUSTAR RESOURCES INC.
JUNE 30, 2003

During the fourth quarter the Company did not employ an investor relations individual.

No management fees have been during the fiscal year ending June 30, 2003.

During the fiscal year the Company carried-out considerable exploration work at three of its' projects:

1) Miner Mountain – copper, gold, palladium project underwent a four hole diamond core drilling program. An independent consultant has recommended that drilling continue.

2) Cube – copper porphyry underwent further mapping and rock sampling. A number of high assay values where encountered in several distinct zones.

3) Christmas Lake Gold - a pyrite host within a quartz stockwork has been encountered carrying anomalous gold values in two drill holes completed by the Company in 2003. Further drilling is planned.

The loss per share during the fiscal year ending June 30, 2003 has been reduced from $0.05 in 2002 to $0.00.

NUSTAR RESOURCES INC.

NOTICE OF ANNUAL & EXTRA-ORDINARY GENERAL
MEETING OF SHAREHOLDERS


RECEIVED
DEC 15 2003
PROCESSING

TAKE NOTICE that the Annual and Extra-Ordinary General Meeting of Nustar Resources Inc. (hereinafter called the "Company") will be held at 430 - 580 Hornby Street, in the City of Vancouver, in the Province of British Columbia, on Wednesday, the 17th day of December, A.D. 2003 at the hour of 11:00 o'clock in the forenoon (Vancouver time), for the following purposes:

(a) To receive the Annual Report of the directors to the shareholders, the Financial Statements of the Company and the Auditors Report thereon;

(b) To fix the number of directors at four (4);

(c) To elect directors (either by single resolution or separate votes as the Meeting decides);

(d) To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(e) As a special resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to the approval by the TSX Venture Exchange or its successors, and (3) to authorize the directors to renegotiate or cancel any existing stock options;

(f) To approve, as a special resolution, the Stock Option Plan dated December 16, 2003, a copy of which is attached to the Information Circular dated November 12, 2003;

(h) To ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company;

AND

To transact such further and other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is a Financial Statement, Information Circular and Proxy Instrument. Shareholders who are unable to attend the Meeting in person are requested to complete and to date and sign the enclosed form of Instrument of Proxy. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly completed must be deposited at Computershare Trust Company, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours before the time for the holding of the Meeting.



The directors of the Company have previously fixed and advertise November 12, 2003 as the record date for the determination of shareholders entitled to receive this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of November, A.D. 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

"James W. McLeod"



NUSTAR RESOURCES INC.

INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE ANNUAL AND EXTRA-ORDINARY GENERAL MEETING TO BE HELD ON THE 17TH DAY OF DECEMBER, 2003.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of Nustar Resources Inc. (hereinafter called the "Company") of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under tis corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY HIS PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the company, save and except the special resolutions in respect to stock options.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except the stock options described below.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares without par value of which 10,217,733 shares are issued and outstanding. There is one class of shares authorized only. Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 10,217,733.

Shareholders registered prior to the close of business on November 12, 2003 (the "record date") will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than December 1, 2003, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Computershare Trust Company, 510 Burrard Street, Vancouver, B.C. V6C 3B9 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, the only person person or company who beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company is as follows:

Name and Municipality of Residence	Type of Ownership	No. of Shares	Percentage of Shares Held
James W. McLeod Delta, B.C.	Direct, Beneficial	1,226,355	12%

STATEMENT OF EXECUTIVE COMPENSATION

Annual Compensation					Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
JAMES W. MCLEOD President/CEO	2003 2002 2001	Nil 30,000 60,000	N/A	N/A	Nil 301,483 131,500	N/A	N/A	41,746 30,758 9,500
JACQUELINE MCLEOD Secretary/ Director	2003 20022 001	N/A	N/A	N/A	N/A 127,129 127,129	N/A	N/A	N/A

Number of Executive Officers of the Company: 2

Aggregate cash consideration paid or payable to Executive Officers for management services during the 12 months ended June 30, 2003 is nil for management

fees.

Options: See below.

The guidelines for determining the number of share of the company reserved for options are set out in the policies of the B.C. Securities Commission and the policies of the TSX Venture Exchange.

ELECTION OF DIRECTORS

The directors of the Company are annually elected and hold office until the next Annual General Meeting of the Company or until their successors are appointed, unless a director ceases to hold office pursuant to Section 130 of the Company Act, R.S.B.C. 1996, or his office is vacated pursuant to the Articles of the company. In accordance with Section 111 of the said Company Act, Advance Notice of the Annual General Meeting was published in the Vancouver Province on October 20, 2003. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF AN OTHER PERSON OR PERSONS AS DIRECTORS.

The following table set out the information concerning management nominees for the office of Director, all of whom are ordinarily resident in Canada.

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of shares Beneficially Owned Directly or Indirectly as at November 12, 2003
WILLIAM HENRY BRADLEY * Coquitlam, B.C. DIRECTOR	At the Next Annual General Meeting	Mechanical Superintendent; Director of Redwood Resources	July 26, 1985 to Present	510,742

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of shares Beneficially Owned Directly or Indirectly as at November 12, 2003
JAMES WAYNE MCLEOD * Delta, B.C. PRESIDENT & DIRECTOR	At the Next Annual General Meeting	Self-Employed Geologist	June 12, 1990 to Present	1,226,355
JACQUELINE MCLEOD Delta, B.C. SECRETARY & DIRECTOR	At the Next Annual General Meeting	Housewife	June 10, 1987 to Present	327,500
LUAARD MANNING * North Vancouver, B.C. DIRECTOR	At the Next Annual General Meeting	Professional Engineer (Mining)	January 4, 1999 to Present	5,000

* Member of the Audit Committee.

REMUNERATION OF MANAGEMENT AND OTHERS

During the last fiscal year (see "Executive Compensation") management fees are paid or payable (see Financial Statements) in the amount of nil for the fiscal year. Exploration and development costs totalling $7,651 are payable to the President of the Company. Exploration and development costs totalling $28,195 and rent totalling $6,000 were paid to a firm owned by the President of the Company.

No person or retirement benefit plans have been instituted by the Company and none are proposed at this time.

On May 29, 2002, the following persons were granted stock options in the amounts set out opposite their names, exercisable at a price of $0.10 per share up to May 27, 2004:

William H. Bradley	151,242 shares *
James W. McLeod	302,483 shares *
William D.J. McLeod	151,242 shares **

* Exercised.
** Exercised as to 100,000.

None of the directors or senior officers of the company or associate or affiliate of any of them have been indebted to the Company since the beginning of the last completed financial year.

APPOINTMENT OF AUDITORS

It is intended to vote the proxy to appoint Jones, Richards & Co., Certified General Accountant, of 600 - 509 Richards Street, Vancouver, B.C. as Auditors of the Company, and to authorize the directors to fix their remuneration. They or their predecessor, have been auditors of the Company since June 30, 1984.

MANAGEMENT CONTRACTS

There are no management contracts with persons other than the directors.

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1. A special resolution, (1) to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and to ratify the exercise of any options so granted, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

2. A special resolution to approve the stock option plan dated December 17, 2003.

available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof. The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. At a minimum, unless the approval of the Exchange is received, options will vest in equal installments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 90 days or until the option's expiration date, whichever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option's expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any participant, or to one insider and the insider's associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.



The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan. Other than outstanding stock options, the Company has no other compensation plans or arrangements in place and none are currently contemplated.

A copy of the Plan is attached to this Information Circular.

3. An ordinary resolution that the members ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the company on its behalf since the last Annual General Meeting of the Company.

To pass the proposed special resolutions, an affirmative vote of not less than seventy-five (75%) per cent of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 12th day of November, A.D. 2003.

BY ORDER OF THE BOARD OF DIRECTORS



Nustar Resources Inc.

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Nustar Resources Inc.
P.O. Box 1495
Point Roberts, WA
98281

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ____________________

I confirm that I am the owner of ____________________ shares of the Corporation.
(Common/Preferred)

SIGNATURE OF
SHAREHOLDER: ______________________________ DATE: ____________



NUSTAR RESOURCES INC.

STOCK OPTION PLAN

1. PURPOSE OF THE PLAN

Nustar Resources Inc. (the "Company") hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the "Nustar Resources Inc. Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the Board of Directors of the Company, to buy shares of the Company at a price equal to the Market Price (as defined below) prevailing on the date the option is granted.

2. DEFINITIONS

In this Plan, the following terms have the following meanings:

2.1 "Associate" means an associate as defined in the Securities Act.

2.2 "Board" means the board of directors of the Company.

2.3 "Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty (50%) per cent of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

2.4 "Company" means Nustar Resources Inc. and its successors.

2.5 "Consultant" means:

(a) any bona fide (as defined in the policies of the TSX Venture Exchange) person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company;

(b) any bona fide (as defined in the policies of the TSX Venture Exchange) person who is providing on going management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Consultant under subsection 2.5(a).

2.6 "Discounted Market Price" of Shares at any Grant Date means the date as defined in the policies of the Exchange or if applicable, the Toronto Stock Exchange.

2.7 "Employee" means a bona fide employee as defined in the policies of the TSX Venture Exchange.

2.8 "Exchanges" means the TSX Venture Exchange and, if applicable, the Toronto Stock Exchange and any other stock exchange on which the Shares are listed.

2.9 "Expiry Date" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.10 "Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

2.11 "Insider" means:

(a) an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b) an Associate of any person who is an insider under subsection (a).

2.12 "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act.

2.13 "Option" means an option to purchase Shares granted pursuant to this Plan.

2.14 "Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.

2.15 "Optionee" means each of the directors, officers, employees and Consultants granted an Option pursuant to this Plan and their heirs, executors and administrators and, subject to the policies of the Exchanges, an Optionee may also be a corporation wholly owned by an individual eligible for an Option grant pursuant to this Plan.

2.16 "Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.17 "Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.18 "Plan" means this Nustar Resources Inc. Stock Option Plan.

2.19 "Shares" means the common shares in the capital of the Company as constituted on the date of this agreement provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.20 "Securities Act" means the Securities Act, R.S.B.C. 1996, c.418 as amended.

2.21 "Unissued Option Shares" means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.22 "Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3. GRANT OF OPTIONS

3.1 Option Terms

The Board may from time to time authorize the issue of options to directors, officers and Service Providers of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date. the Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2 Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 2,043,546 shares less the number of options exercised, but not cancelled or expired, during the term of the Plan. During any twelve month period, the number of shares issuable to any one Optionee under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. The number of Shares which may be reserved for issue pursuant to options granted to Insiders under the Plan, together with all of the Company's other previously established or proposed shares compensation arrangements, in aggregate, shall not exceed 20% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares which may be issuable under the Plan together with all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a) to any one Optionee who is an Insider and any Associates of such insider, shall not exceed 5% of

the outstanding issue;

(b) no more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12 month period;

(c) no more than an aggregate of 2% of the issued shares of the Company may be granted to all employees conducting investor relations activities, in any 12 month period.

For the purposes of subsection (a) above, "outstanding issue" is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued pursuant to Share compensation arrangements over the preceding one-year period.

3.3 Option Agreements

Each Option shall be confirmed by the execution of an Option agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4. EXERCISE OF OPTION

4.1 When Options may be exercised

Subject to Sections 4.3 and 4.4, an Option may be exercised to purchase any number of shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2 Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3 Vesting of Option Shares

The Board, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 12.5% of the Option upon TSX Venture Exchange approval and 12.5% every three months thereafter which is the vesting period hereby adopted by the Board.

4.4 Termination of Employment

If an Optionee ceases to be a director, officer or Service Provider of the Company or one of the Company's subsidiaries, his or her Option shall be exercisable as follows:

(a) Death

If the Optionee ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company, due to his or her death or, in the case of an Optionee that is a company, the death of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of

(i) 120 days after the date of death or Disability; and

(ii) the Expiry Date.

(b) Termination for Cause

If the Optionee, or in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee's employer, ceases to be a director, officer or Consultant of the Company or a subsidiary of the Company as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of the Optionee who satisfies the definition, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c) Early Retirement-Voluntary Resignation or Termination Other than for Cause

If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in sub-paragraph 2.5(b), the Optionee's employer ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other

than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be cancelled as of that date.

For greater certainty, an option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5 Exclusion from Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of an option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of or form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.6 Shares not Acquired

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a) the Option Price will be adjusted to a price per Share which is the product of:

    (i) the Option Price in effect immediately before that effective date or record date and

    (ii) a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Unissued Option Shares will be adjusted by multiplying (in) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5. **DISTRIBUTION**

5.1 Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the company has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.2 Corporate Reorganization

Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the company, other than as described in sections 5.1;

(b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property or another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise

have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if; on the effective date thereof; he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.3 Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.4 Regulatory Approval

Any adjustment to the Option Price of the number of Unissued Option Shares, purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

5.5 Disinterested Shareholder

Disinterested Shareholder approval, as defined by the Exchange, will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Company at the time of the proposed amendment.

6. MISCELLANEOUS

6.1 Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2 Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligations of the Company to sell and deliver Shares in

accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3 Administration of the Plan

The Board shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4 Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.5 Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the President or Secretary of the Company.

6.6 No representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.7 Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance

therewith.

6.8 No Assignment or Transfer

No Optionee may assign or transfer any of his or her rights under the Plan.

6.9 Rights of Optionee

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting gifts or any right to receive dividends, warrants or rights under any rights Offering).

6.10 Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.11 Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.12 Time of Essence

Time is of the essence of this Plan and each Option agreement. No extension of time will be determined to be or to operate as a waiver of the essentiality of time.

6.13 Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionee relative to the subject matter hereof and supercedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors of Nustar Resources Inc. on December 17, 2003.

SCHEDULE "A"

NUSTAR RESOURCES INC.

STOCK OPTION PLAN OPTION AGREEMENT

This Option Agreement is entered into between Nustar Resources Inc. (the "Company") and the Optionee named below pursuant to the Nustar Resources Inc. Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1. ______________________________ (the "Grant Date");

2. ______________________________ (the "Optionee");

3. was granted the option (the "Option") to purchase ______________ Common shares (the "Option Shares") of the Company;

4. for the price (the "Option Price") of $__________ per share;

5. which shall be exercisable ("Vested") in whole or in part in the following amounts on or after the following dates:

   12.5% on approval by TSX Venture Exchange
   12.5% every three months thereafter

6. terminating on the ____________________ (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, the shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understandings the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____day of ____________, 20 ______ .

OPTIONEE

____

NUSTAR RESOURCES INC.

Per: ____________________________
Authorized signatory



PROXY
ANNUAL AND EXTRA-ORDINARY GENERAL MEETING OF MEMBERS OF NUSTAR RESOURCES INC.
(the "Company")

TO BE HELD AT 430 - 580 HORNBY STREET, VANCOUVER, B.C.

ON WEDNESDAY, THE 17TH DAY OF DECEMBER, 2003, AT 11:00 AM (Vancouver time)

The undersigned member of the Company hereby appoints James W. McLeod, a Director of the Company, or failing this person, William E. Schmidt, the Solicitor for the Company, or in the place of the foregoing, __________________ as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the said Meeting, or any adjournment thereof.

The undersigned hereby directs the proxyholder to vote the securities of the Company registered in the name of the undersigned as specified herein.

Resolutions (for full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For		Against
1.	To determine the number of Directors at four;			
		For		Withhol
2.	To elect William H. Bradley as a Director;			
3.	To elect Jacqueline McLeod as a Director;			
4.	To elect James W. McLeod as a Director;			
5.	To elect Luaard Manning as a Director;			
6.	To appoint Jones, Richards as Auditors of the Company;			
		For		Against
7.	To authorize the Directors to fix the auditors' remuneration;			
8.	To approve stock options;			
9.	To ratify acts of directors;			
10	To transact such other business as may properly come before the Meeting;			

The undersigned __________________ hereby revokes any proxy previously given to attend and vote at said Meeting.

Sign here: ____________________________
Please print name: ____________________________
Date: ____________________________
Number of shares represented by Proxy: ____________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. A Registered Shareholder who wishes to ***attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineer before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address

Computershare Trust Company of Canada

82-1094

FORM 51-901F

QUARTERLY REPORT


RECEIVED
DEC 15 2003
181
PROCESSING
SECTION

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	**NUSTAR RESOURCES INC.**
Issuer Address	**#203, 1318 - 56th Street, Delta, BC, V4L 2A4**
Issuer Telephone Number	**604-943-3083**
Contact Person	**Jim McLeod**
Contact Position	**President**
Contact Telephone Number	**604-943-3083**
Contact Email Address	**jimmcleod@nustarresources.com**
Web Site Address	**www.nustarresources.com**
For Quarter Ended	**March 31, 2003**
Date of Report (yy/mm/dd)	**03/05/23**

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"J.W. McLeod"	03/05/28
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"J.A. McLeod"	03/05/28
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

NOTICE TO READER

We have compiled the balance sheet of Nustar Resources Inc. as at March 31, 2003, the statement of operations and deficit, the statement of cash flows and the schedule of deferred exploration and development costs for the nine months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
May 23, 2003

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

NUSTAR RESOURCES INC.
BALANCE SHEET
MARCH 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for June 30, 2002)

	March 31, 2003	June 30, 2002
ASSETS		
Current Assets		
Cash	$ 5,264	$ 550
Cash in trust	1,000	-
Accounts receivable	335	1,721
Mineral exploration tax credit recoverable	11,130	4,210
Prepaid expenses	6,913	875
	24,642	7,356
Term Deposit	2,000	2,000
Reclamation Bond	2,500	-
Property, Plant and Equipment (Note 2)	546	676
Mineral Properties, including deferred costs (Note 3)	321,908	258,300
Incorporation Costs	950	950
	$ 352,546	$ 269,282
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	33,951	$ 49,534
Due to related parties	67,934	247,847
	101,885	297,381
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 4)	2,827,802	2,601,280
Share Subscription Advances	100,357	-
Contributed Surplus	6,157	6,157
Deficit	(2,683,655	(2,635,536)
	250,661	(28,099)
	$ 325,546	$ 269,282

Approved on Behalf of the Board:

"J.W. McLeod"
Director

"J.A. McLeod"
Director

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended March 31, 2002)

	Three Months Ended		Nine Months Ended	
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002
ADMINISTRATION COSTS:				
Accounting and audit	$ 2,600	$ 1,340	$ 6,550	$ 3,340
Amortization	43	46	129	139
Bank charges and interest	201	103	761	305
Legal fees	997	-	997	-
Management fees	-	-	-	30,000
Office and telephone	9,615	1,786	12,235	5,849
Promotion	7,061	1,113	9,053	2,597
Rent	1,500	1,500	4,500	4,500
Stock exchange filing fees	5,197	1,118	6,222	4,101
Transfer agent	1,282	649	5,357	2,942
Travel	1,277	2,005	2,395	3,799
LOSS BEFORE OTHER ITEMS	29,773	9,660	48,199	57,572
OTHER ITEMS:				
Loss on write-down of mineral properties	-	189,321	-	189,321
Interest income	(25)	(20)	(80)	(75
NET LOSS FOR THE PERIOD	29,748	198,961	48,119	246,818
DEFICIT AT BEGINNING OF PERIOD	2,653,907	2,421,864	2,635,536	2,374,007
DEFICIT AT END OF PERIOD	$ 2,683,655	$ 2,620,825	$ 2,683,655	$ 2,620,825
Loss per share	$ (0.00)	$ (0.03)	$ (0.01	$ (0.05

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended March 31, 2002)

	Three Months Ended		Nine Months Ended	
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002
OPERATING ACTIVITIES:				
Net loss for the period	$ (29,748)	$ (198,961)	$ (48,119)	$ (246,818)
Adjustments:				
Amortization	43	46	129	139
Loss on write-down of mineral properties	-	189,321	-	189,321
	(29,705)	(9,594)	(47,990)	(57,358)
Changes in non-cash working capital items:				
Accounts receivable	2,655	(468)	1,386	(217)
Prepaid expenses	(6,913)	437	(6,038)	4,555
Share subscription receivable	-	-	-	9,640
Accounts payable and accrued liabilities	(26,999)	(753)	(12,083)	(563)
Due to related parties	(49,897)	980	(32,262)	35,905
	(110,859)	(9,398)	(96,987)	(8,038)
FINANCING ACTIVITIES:				
Issue of share capital for cash	30,372	40,284	75,372	140,284
Share subscription advances	100,000	-	100,357	-
	130,372	40,284	175,729	140,284
INVESTING ACTIVITIES:				
Acquisition of reclamation bond	-	-	(2,500)	-
Acquisition cost of mineral properties	(6,000)	(18,629)	(7,500)	(55,736)
Deferred exploration and development costs	(7,610)	(9,403)	(63,028)	(72,697)
	(13,610)	(28,032)	(73,028)	(128,433)
INCREASE IN CASH	5,903	2,854	5,714	3,813
CASH AT BEGINNING OF PERIOD	361	1,268	550	309
CASH AT END OF PERIOD	$ 6,264	$ 4,122	$ 6,264	$ 4,122
Cash consists of:				
Cash	$ 5,264	$ 4,122	$ 5,264	$ 4,122
Cash in trust	1,000	-	1,000	-
	$ 6,264	$ 4,122	$ 6,264	$ 4,122

SUPPLEMENTAL CASH FLOW INFORMATION (Note 6)

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED MARCH 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the nine months ended March 31, 2002)

	2003				
	Copper Mountain Claims	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas South Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ 468	$ -	$ -	$ 496	$ 964
Drafting	680	-	-	-	680
Drilling	27,280	-	5,000	28,195	60,475
Equipment rental and supplies	95	-	-	488	583
Field office	235	-	-	-	235
Labour	-	-	-	-	-
Reports	1,750	-	-	-	1,750
Surveys	-	-	-	-	-
Travel, accommodations and meals	2,826	-	260	1,855	4,941
	33,334	-	5,260	31,034	69,628
Cost recoveries	-	-	-	(6,600)	(6,600)
Mineral exploration tax credit	(5,723)	-	(1,000)	(197)	(6,920)
Total Cost Incurred During the Period	27,611	-	4,260	24,237	56,108
BALANCE, BEGINNING OF PERIOD	188,039	-	3,911	1,350	193,300
	215,650	-	8,171	25,587	249,408
Write-off of costs related to abandoned mineral property	-	-	-	-	-
BALANCE, END OF PERIOD	$ 215,650	$ -	$ 8,171	$ 25,587	$ 249,408

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED MARCH 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the nine months ended March 31, 2002)

	2002				
	Copper Mountain Claims	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas South Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ -	$ 74	$ -	$ -	$ 74
Drafting	-	237	-	-	237
Drilling	-	37,943	-	-	37,943
Equipment rental and supplies	-	2,482	-	-	2,482
Field office	-	663	-	10	673
Labour	-	1,567	-	-	1,567
Reports	-	-	-	-	-
Surveys	4,900	-	3,111	41	8,052
Travel, accommodations and meals	-	20,370	-	1,299	21,669
	4,900	63,336	3,111	1,350	72,697
Cost recoveries	-	-	-	-	-
Mineral exploration tax credit	-	-	-	-	-
Total Cost Incurred During the Period	4,900	63,336	3,111	1,350	72,697
BALANCE, BEGINNING OF PERIOD	166,510	24,986	-	-	191,496
	171,410	88,322	3,111	1,350	264,193
Write-off of costs related to abandoned mineral property	-	(88,322)	-	-	(88,322)
BALANCE, END OF PERIOD	$ 171,410	$ -	$ 3,111	$ 1,350	$ 175,871

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nustar Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the development of mineral properties located in Canada.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended June 30, 2002, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	March 31, 2003 Net Book Value	June 30, 2002 Net Book Value
Office furniture and equipment	$ 1,941	$ 1,684	$ 257	$ 303
Computer equipment	3,075	2,786	289	373
	$ 5,016	$ 4,470	$ 546	$ 676

3. MINERAL PROPERTIES

	March 31, 2003			
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Write-Down Of Capitalized Costs	Total
Copper Mountain Syndicate	$ 20,000	$ 215,650	$ -	$ 235,650
Camacho-La Leona, Mexico	-	-	-	-
Cube Claims	27,500	8,171	-	35,671
Lisa and Christmas South Claims	25,000	25,587	-	50,587
	$ 72,500	$ 249,408	$ -	$ 321,908

3. MINERAL PROPERTIES (CONT'D)

	June 30, 2002			
	Acquisition Costs And Option Payments	Deferred Exploration And Development Costs	Write-Down Of Capitalized Costs	Total
Copper Mountain Syndicate	$ 20,000	$ 188,039	$ -	$ 208,039
Camacho-La Leona, Mexico	101,000	88,322	(189,322)	-
Cube Claims	27,500	3,911	-	31,411
Lisa and Christmas South Claims	17,500	1,350	-	18,850
	$ 166,000	$ 281,622	$ (189,322)	$ 258,300

Copper Mountain Syndicate, British Columbia

By an Agreement dated November 3, 2002, the Company granted an option to Javelin Capital Corp. ("Javelin") to acquire a 50% interest (subject to a 3% net smelter returns royalty) in this property. To acquire this interest, Javelin must incur exploration and development expenses totalling $200,000 on or before November 3, 2003 ($6,600 incurred).

On completion of Javelin's earn-in, the Miner Mountain Syndicate Joint Venture will be formed, in which the Company will be the operator and have a 50% interest.

This agreement is subject to regulatory acceptance.

Lisa and Christmas South Claims, British Columbia

By an Agreement dated March 15, 2002, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in two (2) mineral claims located in the Clinton Mining Division of British Columbia for consideration of:

- $10,000 cash as follows
  - $5,000 cash on or before June 30, 2002 (paid);
  - $5,000 cash on or before December 31, 2002 (paid)
- 250,000 shares of the Company's common stock (issued at a price of $0.06 per share).

4. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2003		June 30, 2002	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period/year	6,602,510	$ 2,601,280	4,399,672	$ 2,393,496
Shares issued for:				
Cash	753,725	75,372	1,702,838	170,284
Mineral properties	-	-	500,000	37,500
Debts	1,511,498	151,150	-	-
Balance, end of period/year	8,867,733	$ 2,827,802	6,602,510	$ 2,601,280

Transactions for the Issue of Share Capital
During the Period Ended March 31, 2003:

a. The Company issued 200,000 shares at a price of $0.10 per share for the exercise of share purchase warrants for a total consideration of $20,000.

b. The Company issued 553,725 shares at a price of $0.10 per share for the exercise of options for a total consideration of $55,372.

c. The Company issued 1,511,498 shares at a price of $0.10 per share to settle debts totalling $151,150.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,360,502. Options granted under the Plan can have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares on the grant date.

A summary of the status of the Company's outstanding stock options as of March 31, 2003 and June 30, 2002 and changes during the period/year then ended is as follows:

	March 31, 2003		June 30, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	604,966	$0.10	429,967	$ 0.10
Granted	-	-	604,966	0.10
Exercised	(553,725)	(0.10)	(302,838)	(0.10)
Forfeited/cancelled	-	-	(127,129)	(0.10)
Options outstanding, end of period/year	51,241	$ 0.10	604,966	$ 0.10

4. SHARE CAPITAL (CONT'D)

As at March 31, 2003 the Company had outstanding stock options to acquire 51,241 shares at a price of $0.10 per share on or before May 27, 2004 (with a remaining life of 1.16 years).

5. RELATED PARTY TRANSACTIONS

a. Management fees of $Nil (2002 - $30,000) and exploration and development costs totalling $1,160 (2002 - $13,280) were incurred with the President of the Company.

b. Exploration and development costs totalling $28,195 (2002 - $Nil) and rent totalling $4,500 (2002 - $4,500) were incurred with a firm controlled by a Director of the Company.

The above transactions have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

6. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended March 31, 2003 and 2002, as follows:

	2003	2002
Non-cash financing activities:		
Issue of share capital for mineral properties	$ -	$ 37,500
Issue of share capital for debt settlement	151,150	-
	$ 151,150	$ 37,500
Non-cash investing activities:		
Acquisition costs of mineral properties	$ -	$ (37,500)

7. SUBSEQUENT EVENT

The Company completed a private placement financing consisting of 1,000,000 units at a price of $0.10 per unit for a total consideration of $100,000. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share at a price of $0.10 per share for a period of two (2) years.

NUSTAR RESOURCES INC.
MARCH 31, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 5 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $33,855 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED MARCH 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Sept. 19/02	Common Shares	Exercise of Warrants	150,000	$0.10	$15,000	Cash	Nil
Nov. 4/02	Common Shares	Exercise of Warrants	50,000	$0.10	$5,000	Cash	Nil
Nov. 28/02	Common Shares	Exercise of Options	250,000	$0.10	$25,000	Cash	Nil
Feb. 17/03	Common Shares	Debt Settlement	1,511,498	$0.10	$151,150	N/A	Nil
Mar. 1/03	Common Shares	Exercise of Options	303,725	$0.10	$30,372	Cash	Nil

B. OPTIONS GRANTED DURING PERIOD ENDED MARCH 31, 2003:

NIL

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2003:

Authorized share capital - 100,000,000 shares without par value.

A total of 8,867,733 shares have been issued for a total of $2,827,802.

NUSTAR RESOURCES INC.
MARCH 31, 2003

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MARCH 31, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	51,241	$0.10	May 27, 2004

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2003:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT MAY 23, 2003:

J.W. McLeod	President/Director
J.A. McLeod	Director
W. Bradley	Director
L.J. Manning	Director
Harry J. Hodge	Director
M. Sood	Vice President – Corporate Development and Public Relations
David Hodge	Secretary

NUSTAR RESOURCES INC.
MARCH 31, 2003

During the third quarter the Company did employ an investor relations individual, Mr. Manoj Sood of Vancouver, British Columbia who carried-out these functions well during the period January 15 – March 26, 2003. Mr. Sood left his position with the Company to pursue other endeavors.

The Company's Cube project at Merritt, British Columbia, Canada situated in the Nicola Mining Division underwent further magnetometer surveying, rock trenching and rock sampling.

Subsequent to March 31, 2003, the Company concluded a private placement with two individuals for 1,000,000 (one million) units at $0.10 per unit for a total of $100,000. Each unit is comprised of one common share and one share purchase warrant that is exercisable at $0.10 for a period of two years, until March 7, 2005. The shares and the warrants bear a legend that restricts their ability to be traded until July 8, 2003. The individuals, their respective share of the private placement and their positions with the Company are: Mr. Harry J. Hodge, 500,000 units – Director and David Hodge, 500,000 units – Secretary.

No management fees have been accrued during the third quarter.

We foresee steady improvement in most metal prices over the next 12 months. Combine this with the Company's active exploration posture, further possible resource acquisitions that are being considered and it should be an exciting year ahead.

For further information contact us at www.nustarresources.com or email us at: info@nustarresources.com.

82-1094

FORM 51-901F

QUARTERLY REPORT


RECEIVED
DEC 15 2003
181

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	NUSTAR RESOURCES INC.
Issuer Address	#203, 1318 - 56th Street, Delta, BC, V4L 2A4
Issuer Telephone Number	604-943-3083
Contact Person	Jim McLeod
Contact Position	President
Contact Telephone Number	604-943-3083
Contact Email Address	jimmcleod@nustarresources.com
Web Site Address	www.nustarresources.com
For Quarter Ended	December 31, 2002
Date of Report (yy/mm/dd)	03/02/24

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"J.W. McLeod"	03/02/26
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"J.A. McLeod"	03/02/26
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

NOTICE TO READER

We have compiled the balance sheet of Nustar Resources Inc. as at December 31, 2002, the statement of operations and deficit, the statement of cash flows and the schedule of deferred exploration and development costs for the six months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
February 24, 2003

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

NUSTAR RESOURCES INC.
BALANCE SHEET
DECEMBER 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for June 30, 2002)

	December 31, 2002	June 30, 2002
ASSETS		
Current Assets		
Cash	$ 361	$ 550
Accounts receivable	2,990	1,721
Mineral exploration tax credit recoverable	9,904	4,210
Prepaid expenses	-	875
	13,255	7,356
Term Deposit	2,000	2,000
Reclamation Bond	2,500	-
Property, Plant and Equipment (Note 2)	589	676
Mineral Properties, including deferred costs (Note 3)	309,524	258,300
Incorporation Costs	950	950
	$ 328,818	$ 269,282
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 64,449	$ 49,534
Due to related parties	265,482	247,847
	329,931	297,381
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 4)	2,646,280	2,601,280
Share Subscription Advances	357	-
Contributed Surplus	6,157	6,157
Deficit	(2,653,907)	(2,635,536)
	(1,113)	(28,099)
	$ 328,818	$ 269,282

Approved on Behalf of the Board:

"J.W. McLeod"
Director

"J.A. McLeod"
Director

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED DECEMBER 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended December 31, 2001)

	Three Months Ended		Six Months Ended	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
ADMINISTRATION COSTS:				
Accounting and audit	$ 1,850	$ 1,000	$ 3,950	$ 2,000
Amortization	42	47	86	93
Bank charges and interest	345	153	560	202
Management fees	-	15,000	-	30,000
Office and telephone	145	3,174	2,620	4,063
Promotion	933	972	1,992	1,484
Rent	1,500	1,500	3,000	3,000
Stock exchange filing fees	538	2,608	1,025	2,983
Transfer agent	3,379	1,868	4,075	2,293
Travel	484	584	1,118	1,794
	9,216	26,906	18,426	47,912
Interest income	(27)	(27)	(55)	(55)
NET LOSS FOR THE PERIOD	9,189	26,879	18,371	47,857
DEFICIT AT BEGINNING OF PERIOD	2,644,718	2,394,985	2,635,536	2,374,007
DEFICIT AT END OF PERIOD	$ 2,653,907	$ 2,421,864	$ 2,653,907	$ 2,421,864
Loss per share	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended December 31, 2001)

	Three Months Ended		Six Months Ended	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
OPERATING ACTIVITIES:				
Net loss for the period	$ (9,189)	$ (26,879)	$ (18,371)	$ (47,857)
Adjustment:				
Amortization	42	47	86	93
	(9,147)	(26,832)	(18,285)	(47,764)
Changes in non-cash working capital items:				
Accounts receivable	(882)	424	(1,269)	251
Prepaid expenses	438	2,243	875	4,118
Share subscription receivable	-	9,640	-	9,640
Accounts payable and accrued liabilities	16,006	(1,263)	14,916	191
Due to related parties	(2,080)	17,181	17,635	34,925
	4,335	1,393	13,872	1,361
FINANCING ACTIVITIES:				
Issue of share capital for cash	30,000	100,000	45,000	100,000
Share subscription advances	(16,999)	-	357	-
	13,001	100,000	45,357	100,000
INVESTING ACTIVITIES:				
Acquisition of reclamation bond	(2,500)	-	(2,500)	-
Acquisition costs of mineral properties	-	(37,108)	(1,500)	(37,108)
Exploration and development costs, net of mineral exploration tax credit	(17,151)	(63,057)	(55,418)	(63,294)
	(19,651)	(100,165)	(59,418)	(100,402)
INCREASE (DECREASE) IN CASH	(2,315)	1,228	(189)	959
CASH AT BEGINNING OF PERIOD	2,676	40	550	309
CASH AT END OF PERIOD	$ 361	$ 1,268	$ 361	$ 1,268

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the six months ended December 31, 2001)

	2002				
	Copper Mountain Claims	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas South Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ -	$ -	$ -	$ 496	$ 496
Drafting	500	-	-	-	500
Drilling	25,220	-	-	28,195	53,415
Equipment rental and supplies	30	-	-	473	503
Field examination	1,660	-	-	-	1,660
Field office	235	-	-	-	235
Labour	-	-	-	-	-
Reports	1,750	-	-	-	1,750
Travel, accommodations and meals	2,247	-	-	1,212	3,459
	31,642	-	-	30,376	62,018
Cost recoveries	-	-	-	(6,600)	(6,600)
Mineral exploration tax credit	(5,500)	-	-	(194)	(5,694)
Total Costs Incurred During the Period	26,142	-	-	23,582	49,724
BALANCE, BEGINNING OF PERIOD	188,039	-	3,911	1,350	193,300
BALANCE, END OF PERIOD	$ 214,181	$ -	$ 3,911	$ 24,932	$ 243,024

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the six months ended December 31, 2001)

	2001				
	Copper Mountain Claims	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas South Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ -	$ 74	$ -	$ -	$ 74
Drafting	-	237	-	-	237
Drilling	-	37,943	-	-	37,943
Equipment rental and supplies	-	2,482	-	-	2,482
Field examination	-	-	-	-	-
Field office	-	622	-	-	622
Labour	-	1,567	-	-	1,567
Reports	-	-	-	-	-
Travel, accommodations and meals	-	20,370	-	-	20,370
	-	63,295	-	-	63,295
Cost recoveries	-	-	-	-	-
Mineral exploration tax credit	-	-	-	-	-
Total Costs Incurred During the Period	-	63,295	-	-	63,295
BALANCE, BEGINNING OF PERIOD	166,510	24,986	-	-	191,496
BALANCE, END OF PERIOD	$ 166,510	$ 88,281	$ -	$ -	$ 254,791

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nustar Resources Inc. (the "Company") is in the process of exploring and developing its mineral properties located in Canada.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended June 30, 2002, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	December 31, 2002 Net Book Value	June 30, 2002 Net Book Value
Office furniture and equipment	$ 1,941	$ 1,669	$ 272	$ 303
Computer equipment	3,075	2,758	317	373
	$ 5,016	$ 4,427	$ 589	$ 676

3. MINERAL PROPERTIES

	December 31, 2002			
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Write-Down of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 214,181	$ -	$ 234,181
b. Camacho-La Leona Claims, Mexico	-	-	-	-
c. Cube Claims	27,500	3,911	-	31,411
d. Lisa and Christmas South Claims	19,000	24,932	-	43,932
	$ 66,500	$ 243,024	$ -	$ 309,524

	June 30, 2002			
	Acquisition Costs and Option Payments	Deferred Exploration And Development Costs	Write-Down Of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 188,039	$ -	$ 208,039
b. Camacho-La Leona Claims, Mexico	101,000	88,322	(189,322)	-
c. Cube Claims	27,500	3,911	-	31,411
d. Lisa and Christmas South Claims	17,500	1,350	-	18,850
	$ 166,000	$ 281,622	$ (189,322)	$ 258,300

3. MINERAL PROPERTIES (CONT'D)

a. Copper Mountain Syndicate, British Columbia

By an Agreement dated November 3, 2002, the Company granted an option to Javelin Capital Corp. ("Javelin") to acquire a 50% interest (subject to a 3% Net Smelter Returns Royalty ("NSR")) in this property. To acquire this interest, Javelin must incur exploration and development expenses totalling $200,000 on or before November 3, 2003 ($6,600 incurred).

On completion of Javelin's earn-in, the Miner Mountain Syndicate Joint Venture will be formed, in which the Company will be the operator and have a 50% interest.

This agreement is subject to regulatory acceptance.

4. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	December 31, 2002		June 30, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	6,602,510	$ 2,601,280	4,399,672	$ 2,393,496
Shares issued for:				
Cash	450,000	45,000	1,702,838	170,284
Mineral property	-	-	500,000	37,500
Balance, end of period/year	7,052,510	$ 2,646,280	6,602,510	$ 2,601,280

Transactions for the Issue of Share Capital
During the Period Ended December 31, 2002:

a. The Company issued 200,000 shares at a price of $0.10 per share for the exercise of share purchase warrants for a total consideration of $20,000.

b. The Company issued 250,000 shares at a price of $0.10 per share for the exercise of options for a total consideration of $25,000.

4. SHARE CAPITAL (CONT'D)

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,360,502. Options granted under the Plan can have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares on the grant date.

A summary of the status of the Company's outstanding stock options as of December 31, 2002 and June 30, 2002 and changes during the period/year then ended is as follows:

	December 31, 2002		June 30, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	604,966	$ 0.10	429,967	$ 0.10
Granted	-	-	604,966	0.10
Exercised	(250,000)	(0.10)	(302,838)	(0.10)
Forfeited/cancelled	-	-	(127,129)	(0.10)
Options outstanding, end of period/year	354,966	$ 0.10	604,966	$ 0.10

As at December 31, 2002 the Company had outstanding stock options to acquire 354,966 shares at a price of $0.10 per share on or before May 27, 2004 with a remaining life of 1.41 years.

5. RELATED PARTY TRANSACTIONS

a. Exploration and development costs totalling $1,660 (2001 - $5,280) were incurred with the President of the Company.

b. Exploration and development costs totalling $28,195 (2001 - $Nil) and rent totalling $3,000 (2001 - $3,000) were incurred with a firm controlled by the Secretary of the Company.

The above transactions have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

6. SUBSEQUENT EVENT

The Company issued 1,511,498 shares at a price of $0.10 per share to settle debts totalling $151,150.

NUSTAR RESOURCES INC.
DECEMBER 31, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 5 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $32,855 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED DECEMBER 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Sept. 19/02	Common Shares	Exercise of Warrants	150,000	$0.10	$15,000	Cash	Nil
Nov. 4/02	Common Shares	Exercise of Warrants	50,000	$0.10	$5,000	Cash	Nil
Nov. 28/02	Common Shares	Exercise of Options	250,000	$0.10	$25,000	Cash	Nil

B. OPTIONS GRANTED DURING PERIOD ENDED DECEMBER 31, 2002:

NIL

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001:

Authorized share capital - 100,000,000 shares without par value.

A total of 7,052,510 shares have been issued for a total of $2,646,280.

NUSTAR RESOURCES INC.
DECEMBER 31, 2002

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	354,966	$0.10	May 27, 2004

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2002:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 24, 2003:

J.W. McLeod	President/Director
J.A. McLeod	Secretary/Director
W. Bradley	Director
L.J. Manning	Director
M. Sood	Vice President – Corporate Development and Public Relations

NUSTAR RESOURCES INC.
DECEMBER 31, 2002

The Company has relied on funding these fieldwork programs and general corporate costs by exercising director options.

The Company has just seen the completion of its private placement dated November 5, 2001 of 800,000 units at $0.10 which was composed of one common share and one share purchase warrant exercisable at $0.10 for a period of one year.

The Company granted incentive stock options in the amount of 604,966 shares at $0.10 per share exercisable up to April 9, 2004 (see News Release dated April 9, 2002).

The Company successfully conducted its' annual general meeting on December 27, 2002.

No management fees have been accrued during 2002.We foresee steady improvement in most metal prices over the next 12 months. Combine this with the Company's active exploration posture, further possible resource acquisitions that are being considered and it should be an exciting year ahead.

For further information contact us at www.nustarresources.com or email us at: info@nustarresources.com

NUSTAR RESOURCES INC.
DECEMBER 31, 2002

During the second quarter the Company did not employ an investor relations firm, but carried-out these efforts in-house.

A core drilling program was started on the Miner Mountain property near the end of June 2002. Four holes were eventually drilled to varying depths in trying to determine the cause of a 1968 induced polarization (high chargeability) anomaly. All four holes appear to have encountered a wide (100's of feet) east-west trending fault zone. The holes depths are summarized as follows: DDH 02-1, located at L6+15W – 3+70N, attitude N360°/-70° reached 135 feet. DDH 02-2, located at L6+15W – 3+70 N, attitude vertical reached 249 feet. DDH 02-3, located at L5+85W – 3+60N, attitude N360°/-70° reached 196 feet. DDH 02-4, located at L5+85W – 3+60N, attitude vertical reached 390 feet. The recovery of holes 1&2 were poor and for 3&4 practically none. All four holes required extra time because of the bad ground and nearly continuously getting stuck in caving fault gouge sections. All holes appeared to have intersected Nicola volcanic rock throughout their lengths. Subsequent analyses of small "buttons" of core and/or fault gouge returned low copper values.

During September 2002 the Company began its third fieldwork program of the season on the Christmas Lake Gold property that is referred to by the Company as the Christmas Lake Project, Canim Lake area, Clinton Mining Division, British Columbia, Canada. The Company conducted an orientation program, property road rehabilitation and rock sampling work in July 2002 and further property road rehabilitation, hand trenching and a rock sampling program during August 2002 (see News Releases for results). This exploration work was filed by the Company as annual assessment work.

When it has completed it's property payments, 100% property ownership will be recorded to Nustar Resources Inc.

The third work program of the season at Christmas Lake included further road upgrading and after the Company received it's work permit, excavator trenching, deeper rock sampling and drill site preparation was carried-out. The rock trenching and sampling work was conducted at selected locations throughout the 2,400 foot long by 450-600 foot wide zone of coincident high chargeability and gold soil and rock geochemical anomalies. These anomalous areas were discovered during the previous, 1985-87 exploration periods. The data from current fieldwork is being compiled and anomalous gold values have been encountered. Some assay results are still being awaited. These areas of interest, both past and present have not undergone drilling, but it is the intention of Nustar Resources Inc. to carry out a drilling program, as soon as possible in 2003.

The third project, Cube Gold property at Merritt, British Columbia, Canada situated in the Nicola Mining Division is presently undergoing further magnetometer and some soil and rock geochemistry.

82-1094

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	NUSTAR RESOURCES INC.
Issuer Address	#203, 1318 - 56th Street, Delta, BC, V4L 2A4
Issuer Telephone Number	604-943-3083
Contact Person	Jim McLeod
Contact Position	President
Contact Telephone Number	604-943-3083
Contact Email Address	jimmcleod@nustarresources.com
Web Site Address	www.nustarresources.com
For Quarter Ended	September 30, 2002
Date of Report (yy/mm/dd)	02/11/14

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"J.W. McLeod" — 02/11/25
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

"J.A. McLeod" — 02/11/25
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the balance sheet of Nustar Resources Inc. as at September 30, 2002, the statement of operations and deficit, the statement of cash flows and the schedule of deferred exploration and development costs for the three months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
November 14, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

NUSTAR RESOURCES INC.
BALANCE SHEET
SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for June 30, 2002)

	September 30, 2002	June 30, 2002
ASSETS		
Current Assets		
Cash	$ 2,676	$ 550
Accounts receivable	2,108	1,721
Mineral exploration tax credit recoverable	7,461	4,210
Prepaid expenses	438	875
	12,683	7,356
Term Deposit	2,000	2,000
Property, Plant and Equipment (Note 2)	632	676
Mineral Properties, including deferred costs (Note 3)	294,815	258,300
Incorporation Costs	950	950
	$ 311,080	$ 269,282
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 48,443	$ 49,534
Due to related parties (Note 4)	267,562	247,847
	316,005	297,381
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 5)	2,616,280	2,601,280
Share Subscription Advances	17,356	-
Contributed Surplus	6,157	6,157
Deficit	(2,644,718)	(2,635,536)
	(4,925)	(28,099)
	$ 311,080	$ 269,282

Approved on Behalf of the Board:

"J.W. McLeod"
Director

"J.A. McLeod"
Director

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended September 30, 2001)

	2002	2001
ADMINISTRATION COSTS:		
Accounting and audit	$ 2,100	$ 1,000
Amortization	44	46
Bank charges and interest	215	49
Management fees	-	15,000
Office and telephone	2,475	889
Promotion	1,059	512
Rent	1,500	1,500
Stock exchange filing fees	487	375
Transfer agent	696	425
Travel	634	1,210
	9,210	21,006
Interest income	(28)	(28)
NET LOSS FOR THE PERIOD	9,182	20,978
DEFICIT AT BEGINNING OF PERIOD	2,635,536	2,374,007
DEFICIT AT END OF PERIOD	$ 2,644,718	$ 2,394,985
Loss per share	$ (0.00)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended September 30, 2001)

	2002	2001
OPERATING ACTIVITIES:		
Net Loss for the period	$ (9,182)	$ (20,978)
Adjustment:		
Amortization	44	46
	(9,138)	(20,932)
Changes in non-cash working capital items:		
Accounts receivable	(387)	(173)
Prepaid expenses	437	1,875
Accounts payable and accrued liabilities	(1,090)	1,454
Due to related parties	19,715	17,744
	9,537	(32)
FINANCING ACTIVITIES:		
Issue of share capital for cash	15,000	-
Share subscription advances	17,356	-
	32,356	-
INVESTING ACTIVITIES:		
Acquisition costs of mineral properties	(1,500)	-
Deferred exploration and development costs	(38,267)	(237)
	(39,767)	(237)
INCREASE (DECREASE) IN CASH	2,126	(269)
CASH AT BEGINNING OF PERIOD	550	309
CASH AT END OF PERIOD	$ 2,676	$ 40

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended September 30, 2001)

	2002				
	Copper Mountain Claims	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ -	$ -	$ -	$ 496	$ 496
Drafting	-	-	-	-	-
Drilling	15,300	-	-	19,800	35,100
Equipment rental and supplies	-	-	-	459	459
Field office	235	-	-	-	235
Travel, accommodation and meals	764	-	-	1,212	1,976
	16,299	-	-	21,967	38,266
Mineral exploration tax credit	(3,060)	-	-	(191)	(3,251)
Total Costs Incurred During the Period	13,239	-	-	21,776	35,015
BALANCE, BEGINNING OF PERIOD	188,039	-	3,911	1,350	193,300
BALANCE , END OF PERIOD	$ 201,278	$ -	$ 3,911	$ 23,126	$ 228,315

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended September 30, 2001)

	2001				
	Copper Mountain Claims	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ -	$ -	$ -	$ -	$ -
Drafting	-	237	-	-	237
Drilling	-	-	-	-	-
Equipment rental and supplies	-	-	-	-	-
Field office	-	-	-	-	-
Travel, accommodation and meals	-	-	-	-	-
	-	237	-	-	237
Mineral exploration tax credit	-	-	-	-	-
Total Costs Incurred During the Period	-	237	-	-	237
BALANCE, BEGINNING OF PERIOD	166,510	24,986	-	-	191,496
BALANCE , END OF PERIOD	$ 166,510	$ 25,223	$ -	$ -	$ 191,733

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nustar Resources Inc. (the "Company") is in the process of exploring its mineral claims located in Canada.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended June 30, 2002, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	September 30, 2002 Net Book Value	June 30, 2002 Net Book Value
Office furniture and equipment	$ 1,941	$ 1,654	$ 287	$ 303
Computer equipment	3,075	2,730	345	373
	$ 5,016	$ 4,384	$ 632	$ 676

3. MINERAL PROPERTIES

	September 30, 2002			
	Acquisition Costs And Option Payments	Deferred Exploration And Development Costs	Write-Down Of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 201,278	$ -	$ 221,278
b. Camacho-La Leona, Mexico	-	-	-	-
c. Cube Claims	27,500	3,911	-	31,411
d. Lisa and Christmas South Claims	19,000	23,126	-	42,126
	$ 66,500	$ 228,315	$ -	$ 294,815

NUSTAR RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

3. MINERAL PROPERTIES (CONT'D)

	June 30, 2002			
	Acquisition Costs And Option Payments	Deferred Exploration And Development Costs	Write-Down Of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 188,039	$ -	$ 208,039
b. Camacho-La Leona, Mexico	101,000	88,322	(189,322)	-
c. Cube Claims	27,500	3,911	-	31,411
d. Lisa and Christmas South Claims	17,500	1,350	-	18,850
	$ 166,000	$ 281,622	$ (189,322)	$ 258,300

4. DUE TO RELATED PARTIES

Amounts due to the President, a corporation controlled by the President and former Directors of the Company are unsecured, accrue no interest and have no fixed terms of repayment.

5. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	September 30, 2002		June 30, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	6,602,510	$ 2,601,280	4,399,672	$ 2,393,496
Shares issued for:				
Cash	150,000	15,000	1,702,838	170,284
Mineral properties	-	-	500,000	37,500
Balance, end of year	6,752,510	$ 2,616,280	6,602,510	$ 2,601,280

Transactions for the Issue of Share Capital
During the Period Ended September 30, 2002:

The Company issued 150,000 shares at a price of $0.10 per share for the exercise of warrants for a total consideration of $15,000.

5. MINERAL PROPERTIES (CONT'D)

Stock Options:

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's outstanding stock options as of September 30, 2002 and June 30, 2002 and changes during the period/year then ended is as follows:

	September 30, 2002		June 30, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	604,966	$ 0.10	429,967	$ 0.10
Granted	-	-	604,966	0.10
Exercised	-	-	(302,838)	(0.10)
Forfeited/cancelled	-	-	(127,129)	(0.10)
Options outstanding, end of year	604,966	$ 0.10	604,966	$ 0.10

At September 30, 2002, the Company had outstanding stock options to acquire 604,966 shares at a price of $0.10 per share on or before May 27, 2004.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 50,000 shares at a price of $0.10 per share on or before November 5, 2002. Subsequent to September 30, 2002, these warrants were exercised for a total consideration of $5,000.

6. RELATED PARTY TRANSACTIONS

a. Management fees of $Nil (2001 - $15,000) were incurred with the President of the Company.

b. Rent of $1,500 (2001 - $1,500) and exploration and developments costs totalling $19,800 (2001 - $Nil) were incurred with a firm controlled by the President of the Company.

The transactions above have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

NUSTAR RESOURCES INC.
SEPTEMBER 30, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 6 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $21,300 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED SEPTEMBER 30, 2002:

Date Of Issue	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Sep. 19/02	Common Shares	Exercise of Warrants	150,000	$ 0.10	$ 15,000	Cash	Nil

B. OPTIONS GRANTED DURING PERIOD ENDED SEPTEMBER 30, 2002:

NIL.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002:

Authorized share capital - 100,000,000 shares without par value.

A total of 6,752,510 shares have been issued for a total of $2,616,280.

NUSTAR RESOURCES INC.
SEPTEMBER 30, 2002

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	604,966	$0.10	May 27, 2004
		$0.10	
Warrants	50,000*		November 5, 2002

* Subsequently exercised.

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2002:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 14, 2002:

J.W. McLeod	President/Director
J.A. McLeod	Secretary/Director
W.H. Bradley	Director
L.J. Manning	Director
W.J. Smith	Vice President of Corporate Development

NUSTAR RESOURCES INC.
SEPTEMBER 30, 2002

During the first quarter the Company did not employ an investor relations firm, but carried-out these efforts internally.

A core drilling program was begun on the Miner Mountain property near the end of June 2002. Two holes were completed, both as it turns out in a wide (100's of feet) northwest-southeast trending fault zone. The holes, DDH 02-1&2 reached 135 feet and 249 feet, respectively for a total of 384 feet. The drill core is currently being assayed. The core from DDH 02 – 3&4 will be logged, sampled and the mineralized sections will be analyzed in the near future.

On March 15, 2002 the Company signed an Option to Purchase Agreement to acquire a 100% interest in the Lisa and Christmas South mineral claims (known as the Christmas Lake Gold property). The property is situated in the Clinton Mining Division, British Columbia, Canada on the northside of Canim Lake. The agreement was accepted for filing by the TSX Venture Exchange on April 23, 2002.

In September 2002 the Company began its third program, of this season on the Christmas Lake Gold property that is referred to by the Company as the Christmas Lake Project. The Company conducted an orientation program, property road rehabilitation and rock sampling work in July 2002 and further property road rehabilitation, hand trenching and a rock sampling program during August 2002 (see News Releases for results). This exploration work was filed by the Company as annual property assessment. When it has completed it's property payments, 100% property ownership will be recorded to Nustar Resources Inc. The third work program of this season included further road rehabilitation and after the Company received it's work permit, excavator trenching, deeper rock sampling and drill site preparation was carried-out. The rock trenching and sampling work was conducted at selected locations throughout the 2,400 foot long by 450-600 foot wide zone of coincident high chargeability and gold soil and rock geochemistry. These anomalous areas were discovered during the previous, 1985-87 exploration periods. The data from current fieldwork is being compiled and anomalous gold values have been encountered. These areas of interest, both past and present have not undergone drilling, but it is the intention of Nustar Resources Inc. to carry out a drilling program, as soon as possible in 2003.

The third project, Cube Gold property at Merritt, British Columbia, Canada situated in the Nicola Mining Division is presently undergoing further magnetometer and soil and rock geochemistry.

The Company has relied on funding these fieldwork programs and general corporate costs by utilizing private placement and director and employee options.

The Company has just seen the completion of its private placement dated November 5, 2001 of 800,000 units at $0.10 which was composed of one common share and one share purchase warrant exercisable at $0.10 for a period of one year.

NUSTAR RESOURCES INC.
SEPTEMBER 30, 2002

The Company granted incentive stock options in the amount of 604,966 shares at $0.10 per share exercisable up to April 9, 2004 (see News Release dated April 9, 2002).

The Company expects to have further results to report from the current exploration programs. During the annual general meeting, to be held on December 27, 2002, we intend to outline our near term exploration strategy. We anticipate being very busy with these endeavors and to have much property news to report. One of our planned internal undertakings was to upgrade our website, this is presently taking place. The Company is also striving to better disseminate corporate news to reach a larger audience. We feel these efforts will improve the company's market capitalization.

We foresee steady improvement in most metal prices over the next 12 months. Combine this with the Company's active exploration posture, further possible resource acquisitions that are being considered and it should be an exciting year ahead.

For further information contact us at www.nustarresources.com or email us at: info@nustarresources.com